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Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

October 23, 2009

By EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Ms. Peggy Kim

  Re:
  Sinclair Broadcast Group, Inc.
  Amendment No. 1 to Schedule TO-I
  Filed October 14, 2009
  Schedule TO-I filed by Sinclair Television Group, Inc.
  Filed October 8, 2009
  File No. 005-44309

Ladies and Gentlemen:

        On behalf of Sinclair Television Group, Inc., a Maryland corporation (the "Company"), please find the Company's responses to your letter, dated October 19, 2009 (the "Comment Letter"), with respect to the Company's filings.

        For your convenience, each of the Company's responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

        The following are the Company's responses to the Staff's comments. In connection with the Company's response to the Comment Letter, the Company has filed Amendment No. 3 ("Amendment No. 3") to its Schedule TO-I (the "Schedule TO-I") on the date hereof.

Offer to Purchase

  Incorporation by Reference, page 5

  1.
  We note that you are incorporating by reference financial information from your Form 10-K and most recent Form 10-Q. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

    In Amendment No. 3, Item 10 of the Schedule TO-I has been amended to include the summary financial information required by Item 1010(c) of Regulation M-A.

  Conditions of the Offers . . ., page 14

  2.
  Please revise to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

    In Amendment No. 3, Item 4(a) of the Schedule TO-I has been amended to include the following statement: "All conditions to the Offers must be satisfied or waived on or before the Expiration Date; provided, however, that those conditions dependent upon the receipt of any governmental approvals necessary to consummate the Offers may not be waived by the Company and must be satisfied on or before the Expiration Date."

  3.
  Regarding the financing condition, please note that we believe reaching a final financing agreement constitutes a material change in the offer, and thus, the tender offer must remain open for at least 5 business days after financing is finalized.

    The Company acknowledges that the tender offer will remain open for five business days following entry by the Company into a final financing agreement.

  Exhibit (a)(1)(ii)

  4.
  We note that in the last sentence in the second paragraph on page 3 you require that security holders represent and warrant that they have "read the Offer Documents" and in the first bullet on page 5 that security holders have "received the Offer to Purchase." Please revise this language since it implies that security holders may waive their rights under federal securities laws.

    A revised Exhibit (a)(1)(ii), in which the referenced language has been deleted, has been filed with Amendment No. 3.

        As requested by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Company is providing the following acknowledgements:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions or require additional information, please do not hesitate to contact me at (410) 568-1500 or Jeffrey B. Grill of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-9201.

        Thank you for your courtesy and cooperation.

Very truly yours,
/s/ DAVID B. AMY David B. Amy Secretary Sinclair Television Group, Inc.

cc:    David D. Smith
        Jeffrey B. Grill, Esq.

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Sinclair Television Group, Inc. 10706 Beaver Dam Road Hunt Valley, MD 21030